March 9, 2007

Mail Stop 4561

Mr. Michael Schaffer, Chief Executive Officer
Case Financial, Inc.
5950 La Place Court, Suite 155
Carlsbad, CA   92008

RE: Case Financial, Inc.
**   File No. 0-27757**
**   Form 10-KSB for the year ended September 30, 2006**
**   Form 10-QSB for the quarter ended December 31, 2006**

Dear Mr. Schaffer:

        We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

        In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements

Report of Independent Registered Accounting Firm

1.   We noted that the accountants' report on the 2005 financial statements was not included in the filing. Please tell us how you considered Item 310.2 of Regulation S-B with respect to the requirement of including an audit report for each period for which audited financial statements are required in the filing.

Consolidated Statements of Cash Flow, page 68

2.   We noted that net cash from operating activities includes the effect of gain on forgiveness of debt. Please explain to us how you considered paragraph 28 of SFAS 95 with respect to the requirement of adjusting net income to remove the effects of gains or losses on extinguishment of debt. Also, explain how your presentation of "Cancellation of loans payable – related parties" complies with paragraph 32 of SFAS 95.

Note 4 – Discontinued operations, page 33

3.   We noted your disclosure that you have discontinued further investment in your Litigation Finance Business, other than the collection or other disposition of its existing loan and investment portfolio, and as a result accounted for this business as discontinued operations in accordance with SFAS 144. Please, tell us with more specificity how you considered paragraphs 30, 41-42, 47a. and 47c. of SFAS 144 in determining how to account and report the operations of this business.

Note 5 - Settlement forgiveness of debt, page 33

4.   We noted that you recognized a gain on forgiveness of debt payable to related parties. Please explain to us how you considered footnote 1 in APB Opinion 26 which states that extinguishment transactions between related entities may be in essence capital transactions.

5.   Notwithstanding the above comment, please tell us how you considered SFAS 145 in determining that your gain on forgiveness of debt should be classified as an extraordinary item.

Form 10-QSB for the quarterly period ended December 31, 2006

Certifications

6.   We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,
.

Sincerely,

Cicely L. LaMothe
Branch Chief